UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENERSIS S.A.
(Name of Issuer) Shares of Common Stock, No Par Value American Depositary Shares, Each Representing 50 Shares of Common Stock (the “ADSs”)
(Title of Class of Securities) 29274F104

(CUSIP Number) Enel S.p.A. Viale Regina Margherita 137 00198 Rome Italy Attn: Fabio Bonomo Head of Corporate Affairs Tel: +39 06 8305 2081 Fax: +39 06 8305 2129
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) October 23, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 29274F104		Page 2 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 29,762,213,531 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 29,762,213,531 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,762,213,531 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.62% (See Item 5)
14		TYPE OF REPORTING PERSON CO

CUSIP No. 29274F104		Page 3 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Enel Energy Europe, S.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 29,762,213,531 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 29,762,213,531 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,762,213,531 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.62% (See Item 5)
14		TYPE OF REPORTING PERSON CO

CUSIP No. 29274F104		Page 4 of 10 Pages
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Endesa Latinoamérica, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,794,583,473 shares of Common Stock (See Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER 19,794,583,473 shares of Common Stock (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,794,583,473 shares of Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.32% (See Item 5)
14		TYPE OF REPORTING PERSON CO

Page 5 of 10 Pages

Item 1.	Security and Issuer.

The classes of equity securities to which this Statement on Schedule 13D (this “Statement”) relates are the shares of Common Stock, no par value (the “Common Stock”), of Enersis S.A., a Chilean sociedad anonima (“Enersis” or the “Issuer”); and American Depositary Shares of Enersis (“ADSs”), each representing 50 shares of Common Stock.

The Issuer has its principal offices at Santa Rosa 76, Santiago, Chile.

Item 2.	Identity and Background.

This Statement is being filed by Enel S.p.A (“Enel”), an Italian corporation, and Enel Energy Europe, S.R.L. (“EEE”) and Endesa Latinoamérica, S.A. (“ELA”), each a Spanish corporation (collectively, the “Reporting Persons”). EEE is wholly-owned by Enel. Prior to the acquisition transaction described below in Item 4, ELA was a wholly-owned subsidiary of Endesa, S.A. (“Endesa”), a 92.1% owned subsidiary of EEE, and following such acquisition, ELA is wholly-owned by EEE. The principal business of Enel is the integrated production, distribution, and sale of electricity and gas in 32 countries across 4 continents. EEE is a holding company holding the Iberian and Latin American electricity and gas businesses of the Enel group of companies (the “Enel Group”). ELA is a holding company holding the Latin American electricity and gas businesses of the Enel Group, including Enersis. Endesa is a publicly traded Spanish electricity generation and distribution company.

The business addresses of the Reporting Persons are:

(a)	Enel: Viale Regina Margherita 137, 00198 Rome, Italy

(b)	EEE: Ribera del Loira 60, 28042 Madrid, Spain

(c)	ELA: Ribera del Loira 60, 28042 Madrid, Spain

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of the Reporting Persons is set forth in Schedule A to this Statement and is incorporated herein by reference in its entirety. None of the directors or executive officers of the Reporting Persons has beneficial ownership of any securities of Enersis nor had any transactions in selling or buying such securities in the past 60 days.

During the past five years, the Reporting Persons (including their directors and executive officers set forth in Schedule A) were not a party to a criminal (excluding traffic violations or similar misdemeanors) or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 10 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The description of the transaction set forth in Item 4 below is incorporated herein by reference in its entirety into this Item 3.

EEE paid a total purchase price of  €8.25 billion to acquire a 60.62% ownership interest held directly and indirectly by Endesa in Enersis. Enel Finance International N.V. (“Enel Finance”), a Dutch wholly-owned subsidiary of Enel, provided EEE an intercompany short term loan facility of up to €8.25 billion in order to fund the purchase. A copy of the intercompany short term loan facility is filed as an exhibit to this Statement and is incorporated by reference herein.

Item 4.	Purpose of Transaction.

On October 23, 2014, as part of Enel’s previously announced plan to reorganize its activities in Iberia and Latin America described below, Enel, through its wholly-owned subsidiary EEE, purchased the 60.62% beneficial ownership interest in the capital stock of Enersis held directly and indirectly by Endesa (the “Acquisition”). The Acquisition was made pursuant to a Stock Acquisition Agreement (the “Agreement”) between EEE and Endesa. Pursuant to the terms of the Agreement, EEE acquired a 20.3% beneficial ownership interest in Enersis held directly by Endesa and a 100% ownership interest in ELA, which holds a 40.32% beneficial ownership interest in Enersis. The 60.62% beneficial ownership interest consists of an aggregate of 29,762,213,531 shares of Common Stock. The aggregate purchase price was €8.25 billion, based on an approximate implied value per Enersis share of 215 Chilean pesos. The sale of Endesa’s 60.62% beneficial ownership interest in Enersis was approved by the Board of Directors of Endesa on September 17, 2014 and the shareholders of Endesa on October 21, 2014.

The Agreement provides that if, within two years of the execution of the Agreement, a third-party purchases in cash all or part of the Common Stock held directly or indirectly by EEE (or any other Enel Group company) for a price per share that exceeds the price per share paid under the Agreement and such purchase causes EEE’s (or the Enel Group’s) aggregate direct or indirect ownership interest in Enersis to fall below 60.62%, then EEE will be required to pay Endesa an amount equal to (i) the difference between (A) the price per share paid in the third-party acquisition and (B) the price per share initially paid to Endesa under the Agreement, multiplied by (ii) the number of shares purchased by such third-party, to the extent that such purchase reduces the interest of Enel Group in Enersis below 60.62% of Enersis’ share capital.

Under the Agreement, EEE waives its right to bring any liability claims against Endesa with respect to ELA and Enersis and their respective businesses. As a result, the purchase price specified in the Agreement will, under no circumstances, be adjusted downwards.

Prior to the Acquisition, Enel and EEE held an indirect ownership interest in Enersis through EEE’s 92.1% ownership interest in Endesa. In July 2014, Enel announced a plan to

Page 7 of 10 Pages

reorganize the Enel Group’s activities in Iberia and Latin America by grouping its Latin American operation under EEE and focusing Endesa’s businesses on the Iberian market. The reorganization would be implemented by means of the Acquisition and an extraordinary cash dividend to be paid to all Endesa shareholders, including EEE, in an aggregate amount at least equal to the amount Endesa would receive from EEE in the Acquisition. The extraordinary dividend was approved by the shareholders of Endesa on October 21, 2014 and was paid on October 29, 2014.

As discussed above, the Reporting Persons, as majority shareholders of the Issuer, had and continue to have control over the Issuer, both prior to and after the Acquisition. The Reporting Persons intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D enumerated below. The Reporting Persons specifically reserve the right to propose changes in the board of directors or management of the Issuer, although the Reporting Persons do not have any present plans or proposals that would result in a change of control of the Issuer. Any action or actions the Reporting Persons might undertake in respect of the Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the following matters set forth in Item 4 of Schedule 13D:

(a)	The acquisition or disposition by any person of additional securities of the Issuer;

(b)	An extraordinary corporate transaction involving the Issuer or any of its subsidiaries such as a merger, reorganization, or liquidation;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

Page 8 of 10 Pages

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)           As described in Item 4 above, Enel beneficially owns 100% of EEE, which holds 20.3% of the Common Stock directly, and 40.32% of the Common Stock of the Issuer indirectly through its wholly-owned subsidiary, ELA. The aggregate 60.62% beneficial ownership interest in Enersis acquired by EEE consists of 29,762,213,531 shares of Common Stock.

(b)           Based on the relationships reported under Item 2 above, Enel, as ultimate parent of EEE and ELA, may be deemed to have shared voting and dispositive power with respect to the 29,762,213,531 shares of Common Stock owned by EEE and ELA. EEE, as a wholly-owned subsidiary of Enel, may be deemed to have shared voting and dispositive power with Enel with respect to the 9,967,630,058 shares of Common Stock that it directly owns. EEE, as the direct parent of ELA, may also be deemed to have shared voting and dispositive power with respect to the 19,794,583,473 shares of Common Stock owned by ELA. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement are incorporated herein by reference.

(c)           Except as described above, during the past 60 days, there were no transactions in Shares or any securities directly or indirectly convertible into or exchangeable for the Shares of Enersis, by any of the persons identified in Item 2 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons or to their knowledge, any executive officer or director of the Reporting Persons, has any other contracts, arrangements, understandings or

Page 9 of 10 Pages

relationships with any persons with respect to the securities of the Issuer, except as described in this Statement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement required by Rule 13d-1(k)(1).

Exhibit 2.	Stock Acquisition Agreement dated October 23, 2014 between Endesa and EEE.

Exhibit 3.	Intercompany Short Term Loan Facility Agreement dated October 21, 2014 between Enel Finance and EEE.

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014	ENEL S.P.A.
	By:	/s/ Fabio Bonomo
Name: Fabio Bonomo
Title: Head of Corporate Affairs

ENEL ENERGY EUROPE, S.R.L.
	By:	/s/ Rafael Fauquié Bernal
Name: Rafael Fauquié Bernal
Title: Representative

ENDESA LATINOAMÉRICA, S.A.
	By:	/s/ Rafael Fauquié Bernal
Name: Rafael Fauquié Bernal
Title: Secretary of the Board of Directors

Schedule A

Directors and Executive Officers of the Reporting Persons.

The following tables sets forth the name, business address, present principal occupation or employment (and address of such organization) and citizenship of each director and executive officer of the Reporting Persons.

I.	Enel S.p.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality
Maria Patrizia Grieco	Chairman of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Francesco Starace	Chief Executive Officer of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Alessandro Banchi	Chairman of the supervisory board of Biotest A.G. Biotest A.G. Landsteinerstraße 5 63303 Dreieich, Germany	Italy
Alberto Bianchi	Partner at Alberto Bianchi and Associates Law Firm Via Palestro 3 50123 Florence, Italy	Italy
Paola Girdinio	Professor of Engineering at the University of Genoa Via Balbi 5 16126 Genoa, Italy	Italy
Salvatore Mancuso	Founder of Equinox S.A., a Luxembourg-based private equity firm Place du Théâtre 5 L-2613, Luxembourg	Italy
Alberto Pera	Partner at the Gianni, Origoni, Grippo, Cappelli & Partners Law Firm Via delle Quattro Fontane 20 00184 Rome, Italy	Italy
Anna Chiara Svelto	Chief of Legal and Compliance Affairs at the Pirelli Group Viale Piero e Alberto Pirelli 25 20126 Milan, Italy	Italy
Angelo Taraborrelli	Director of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
Livio Gallo	Title: Head of Global Infrastructure and Networks Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Enrico Viale	Title: Head of Global Generation Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Claudio Machetti	Title: Head of Global Trading Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Francesco Venturini	Title: Head of Renewable Energies (Chief Executive Officer and General Manager of Enel Green Power) Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	United States
Marco Arcelli	Title: Head of Upstream Gas Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Carlo Tamburi	Title: Head of Country Italy Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
José Damián Bogas Gálvez	Title: Head of Country Iberia (Chief Executive Officer of Endesa, S.A.) Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain
Ignacio Antoñanzas Alvear	Title: Head of Latin America (Chief Executive Officer of Enersis S.A.) Enersis S.A. Santa Rosa 76 Santiago, Chile	Spain
Luca D’Agnese	Title: Head of Eastern Europe Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

Luigi Ferraris	Title: Head of Administration, Finance and Control Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Francesca Di Carlo	Title: Head of Human Resources and Organization Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy

II.	Enel Energy Europe, S.R.L.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality
Francesco Starace	Chief Executive Officer of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Italy
Francisco de Borja Acha Besga	General Counsel of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Spain
Borja Prado Eulate	Chairman of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
Paolo Bondi	Title: Chief Financial Officer of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy
Francisco de Borja Acha Besga	Title: General Counsel of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Spain

III.	Endesa Latinoamérica, S.A.

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality
Ignacio Antoñanzas Alvear	Head of Latin America of Enel S.p.A. and Chief Executive Officer of Enersis S.A. Enersis S.A. Santa Rosa 76 Santiago, Chile	Spain
Paolo Bondi	Chief Financial Officer of Endesa, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Italy
Francisco de Borja Acha Besga	General Counsel of Enel S.p.A. Enel S.p.A. Viale Regina Margherita 137 00198 Rome, Italy	Spain

B.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
Ignacio Antoñanzas Alvear	Title: Head of Latin America of Enel S.p.A. and Chief Executive Officer of Enersis S.A. Enersis S.A. Santa Rosa 76 Santiago, Chile	Spain
Rafael Fauquié Bernal	Title: Secretary of the Board of Directors of Endesa Latinoamérica, S.A. Endesa, S.A. Ribera del Loira 60 28042 Madrid, Spain	Spain

Exhibit 1

JOINT FILING AGREEMENT

(as required by Item 7 of Schedule 13D)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D with respect to the securities of the above referenced issuer and any and all amendments thereto and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

Dated: November 3, 2014	ENEL S.P.A.
	By:	/s/ Fabio Bonomo
Name: Fabio Bonomo
Title: Head of Corporate Affairs

ENEL ENERGY EUROPE, S.R.L.
	By:	/s/ Rafael Fauquié Bernal
Name: Rafael Fauquié Bernal
Title: Representative

ENDESA LATINOAMÉRICA, S.A.
	By:	/s/ Rafael Fauquié Bernal
Name: Rafael Fauquié Bernal
Title: Secretary of the Board of Directors